

February 5, 2013

David M. Sagehorn
Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, WI 54903

> **Re:** **Oshkosh Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 001-31371**

Dear Mr. Sagehorn:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis
Results of Operations
Consolidated Cost of Sales – Three Years Ended September 30, 2012, page 38

1. You refer to "adverse product mix" here. Please expand your disclosure to explain what this represents and the reason for it.

Consolidated Operating Income (Loss) – Three Years Ended September 30, 2012
Fiscal 2012 Compared to Fiscal 2011, page 38

2. It appears that your analysis in regard to the access equipment segment operating income does not substantially account for the $163.9 million increase in fiscal 2012. From disclosure on page 37 we note that higher sales volume contributed $671.3 million. This factor and the other indicated factors appear to net to an increase of $658.2 million, meaning $494.3 million of offsetting factors have not been discussed. Please advise and revise your disclosure as appropriate.

3. In the last paragraph on page 39 under the comparison between fiscal 2012 and 2011 you state that the increase in consolidated selling, general and administrative expenses as a percentage of sales was largely due to a shift in sales to segments that have a higher percentage of selling, general and administrative expenses. Please clarify this statement for us and in your disclosure.

Provision for Income Taxes – Three Years Ended September 30, 2012
Fiscal 2012 Compared to Fiscal 2011, page 41

4. It is not clear how the factors identified here for fiscal 2012 correlate to the items for fiscal 2012 disclosed in the paragraph under and within the "Effective Rate Reconciliation" table on page 91. Please clarify for us and in your disclosure. For example, you refer here to "benefits related to European tax incentives and net operating losses benefitted (320 basis points)" but solely to "utilization of losses previously unbenefitted" in the tax note, and to "changes to previous filing positions (340 basis points)" here and such changes twice in the tax note.

Liquidity and Capital Resources
Cash Flows
Operating Cash Flows, page 42

5. It appears that your analysis in regard to the decrease in cash generated from operating activities for fiscal 2012 from 2011 does not substantially account for the $119.4 million variance. The factors identified as contributing to this variance appear to total to a decrease of $192 million. Please advise and revise your disclosure as appropriate.

Critical Accounting Policies
Revenue Recognition, page 46

6. In regard to your contract accounting using the units of delivery method within the percentage of completion method, please expand your disclosure in regard to the following:

- Significant factors and assumptions involved in determining revenues recognized and associated cost of revenues.
- Your estimation of total costs associated with contracts.
- How costs are allocated to units delivered. For example, whether actual costs are applied as incurred or if costs are attributed on some other basis, such as average unit cost. If average unit cost is used, explain your accounting for any differences between cumulative costs incurred and applied, for example deferred in inventory, and how you monitor application based on average cost to cumulative actual costs incurred and to total costs estimated to be incurred over the life of the associated contract.

- Factors involved in determining the amount of losses recognized for loss contracts. In this regard, we note references on page 39 and 40 to losses that had been incurred on the FMTV contract.
- How revisions to estimates are determined and reflected in either revenue, cost of revenue, and/or contract profit margins.

We believe expanded disclosure in regard to the above items will help investors better understand what components of your results are impacted by your accounting method and how. Please provide us with a copy of your intended expanded disclosure.

Notes to Consolidated Financial Statements
Note 20. Income Taxes, page 90

7. Please explain to us how an increase in the deferred income tax asset valuation allowance for 2012 results in a reduction in the effective rate for 2012 as shown in the effective rate reconciliation table on page 91.

8. You disclose below the effective rate reconciliation table that during fiscal 2012 you recorded discrete tax benefits of $44.8 million for various items, and that other, net for fiscal 2012 included $13.1 million for various items. Please clarify for us and in your disclosure if the $13.1 million is subsumed in the $44.8 million or if each amount represents a separate component in the effective rate reconciliation table. In so doing, tell us how these amounts are reflected in the effective rate reconciliation table. For example, it is not clear how $13.1 million equates to a decrease in the effective rate of 4.6%, and why changes in filing positions taken in prior periods during fiscal 2012 are included in both the $44.8 million and $13.1 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief